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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    -------


                                   FORM  6-K


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


               For filing of Nasdaq delisting - Nera ASA - NERAY


                                    Nera ASA
                         Kokstadveien 23, P.O. Box 7090
                                 N-5020 BERGEN
                                     Norway


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

               Form 20-F   X            Form 40-F
                          ---                     ---

     Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                      No  X
                          ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                          Nera ASA


                                          By:     Bjorn Ove Skjeie (sign.)
                                                  Name:  Bjorn Ove Skjeie
                                                  Title: President and
                                                         Chief Operating Officer




Dated:  May 6, 2002